Agora, Inc. Reports Second Quarter 2025 Financial Results

SANTA CLARA, Calif., August 18, 2025 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in conversational AI and real-time engagement technology, today announced its unaudited financial results for the second quarter ended June 30, 2025.

“We are proud to deliver our third consecutive quarter of GAAP profitability in Q2, with expanding margins driven by solid revenue growth and continued efficiency improvement,” said Tony Zhao, Founder, Chairman, and CEO of Agora, Inc. “Since launching our Conversational AI Engine in March, we’ve partnered with customers to develop voice agents for a variety of applications. We’re now seeing several of these solutions enter real-world production—including in call centers and AI-powered companion toys. Building on this momentum, we will continue to integrate domain-specific expertise and enhance the performance of our solution. We are increasingly confident that our technology will help transform industries ranging from customer service and education to smart devices.”

Second Quarter 2025 Highlights

•
Total revenues for the quarter were $34.3 million, an increase of 0.1% from $34.2 million in the second quarter of 2024, which included revenue from certain end-of-sale products of $3.3 million.
•
Agora: $18.2 million for the quarter, an increase of 16.7% from $15.6 million in the second quarter of 2024.
•
Shengwang: RMB115.5 million ($16.1 million) for the quarter, a decrease of 12.4% from RMB131.9 million ($18.6 million) in the second quarter of 2024. Certain end-of-sale products generated revenue of nil for the quarter and RMB23.7 million ($3.3 million) in the second quarter of 2024.
•
Active Customers
•
Agora: 1,880 as of June 30, 2025, an increase of 12.4% from 1,672 as of June 30, 2024.
•
Shengwang: 1,997 as of June 30, 2025, an increase of 1.4% from 1,970 as of June 30, 2024.
•
Dollar-Based Net Retention Rate
•
Agora: 97% for the trailing 12-month period ended June 30, 2025.
•
Shengwang: 87% for the trailing 12-month period ended June 30, 2025.
•
Net income for the quarter was $1.5 million, compared to net loss of $9.2 million in the second quarter of 2024.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of June 30, 2025 was $377.3 million.
•
Net cash used in operating activities for the quarter was $0.4 million, compared to $7.6 million in the second quarter of 2024.

Second Quarter 2025 Financial Results

Revenues

Total revenues were $34.3 million in the second quarter of 2025, an increase of 0.1% from $34.2 million in the same period last year. Revenues of Agora were $18.2 million in the second quarter of 2025, an increase of 16.7% from $15.6 million in the same period last year, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB115.5 million ($16.1 million) in the second quarter of 2025, a decrease of 12.4% from RMB131.9 million ($18.6 million) in the same period last year, primarily due to a decrease in revenues from certain end-of-sale products, which generated revenue of nil for the quarter and RMB23.7 million ($3.3 million) in the second quarter of 2024.

Cost of Revenues

Cost of revenues was $11.4 million in the second quarter of 2025, a decrease of 12.3% from $13.0 million in the same period last year, primarily due to the end-of-sale of certain products.

Gross Profit and Gross Margin

Gross profit was $22.9 million in the second quarter of 2025, an increase of 7.7% from $21.2 million in the same period last year. Gross margin was 66.8% in the second quarter of 2025, an increase of 4.8% from 62.0% in the same period last year, mainly due to the end-of-sale of certain low-margin products.

Operating Expenses

Operating expenses were $26.5 million in the second quarter of 2025, a decrease of 18.7% from $32.6 million in the same period last year.

•
Research and development expenses were $14.0 million in the second quarter of 2025, a decrease of 23.0% from $18.1 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $2.1 million in the second quarter of 2024 to $1.0 million in the second quarter of 2025.
•
Sales and marketing expenses were $6.5 million in the second quarter of 2025, an increase of 4.0 % from $6.3 million in the same period last year, primarily due to an increase in promotion expenses.
•
General and administrative expenses were $6.0 million in the second quarter of 2025, a decrease of 26.6% from $8.2 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce.

Loss from Operations

Loss from operations was $3.1 million in the second quarter of 2025, compared to $11.1 million in the same period last year.

Interest Income

Interest income was $3.7 million in the second quarter of 2025, compared to $4.6 million in the same period last year, primarily due to the decrease in average interest rate.

Investment Income (Loss)

Investment income was $0.8 million in the second quarter of 2025, compared to investment loss of $2.8 million in the same period last year, primarily due to the fair value change in equity investments, as well as an increase in investment income from structured deposits.

Net Income (Loss)

Net income was $1.5 million in the second quarter of 2025, compared to net loss of $9.2 million in the same period last year.

Net Income (Loss) per American Depositary Share attributable to Ordinary Shareholders

Basic and diluted net income per American Depositary Share (“ADS”)1 attributable to ordinary shareholders were $0.02 and $0.01, respectively, in the second quarter of 2025, compared to basic and diluted net loss per ADS of $0.10 in the same period last year.

Share Repurchase Program

During the three months ended June 30, 2025, the Company repurchased approximately 13.1 million of its Class A ordinary shares (equivalent to approximately 3.3 million ADSs) for approximately US$10.9 million under its share repurchase program, representing 5.4% of its US$200 million share repurchase program.

As of June 30, 2025, the Company had repurchased approximately 144.9 million of its Class A ordinary shares (equivalent to approximately 36.2 million ADSs) for approximately US$127.2 million under its share repurchase program, representing 63.6% of its US$200 million share repurchase program.

As of June 30, 2025, the Company had 362.9 million ordinary shares (equivalent to approximately 90.7 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2026.

Executive Leadership Update and Change to Board of Directors

The Company today announced a change in its executive leadership. Mr. Sheng (Shawn) Zhong has tendered his voluntary resignation from his roles of the Company’s Director, Chief Technology Officer and Chief Scientist for personal reasons. Mr. Zhong will transition his operational responsibilities to Tony Zhao, founder, chairman and CEO of the Company.

Mr. Tony Wang, currently Chief Revenue Officer of the Company’s Agora division, and Mr. Jingbo Wang, currently Chief Financial Officer of the Company, have been appointed as directors of the Company, effective as of today.

1 One ADS represents four Class A ordinary shares.

Mr. Tony Wang joined the Company in April 2015 as a founding member of the Agora division. Over the years, he has held several key leadership roles, including Head of Operations and Head of Emerging Technology and Market, and was appointed Chief Revenue Officer of the Agora division in May 2022. Prior to joining the Company, Mr. Wang co-founded multiple technology and digital marketing startups between 2006 and 2015. Earlier in his career, he served as a senior application developer at InfoSearch Media, a search engine marketing firm, from 2002 to 2005. Mr. Wang obtained a master’s degree in computer science from the University of Southern California in 2002, a bachelor’s degree in computer science from Purdue University in 2001.

“On behalf of the board, we sincerely thank Shawn for his dedicated service over the past seven years and for his contribution in building our technology leadership,” Mr. Tony Zhao, founder, chairman and CEO of the Company, commented, “We are pleased to welcome Tony and Jingbo to the Board. As an Agora veteran, Tony has been instrumental in shaping our go-to-market strategy and has demonstrated deep passion and conviction in real-time engagement and conversational AI technologies. Since joining the Company in January 2020, Jingbo has strengthened our financial foundation and played a key role in our business and organizational planning. Their strategic vision and operational expertise will be invaluable to the board as we continue to drive innovation and deliver long-term value for our shareholders.”

Adoption of Amended and Restated Global Equity Incentive Plan

The Company today announced that it has adopted the Amended and Restated Global Equity Incentive Plan (the “A&R Global Plan”), which amends the Company’s Global Equity Incentive Plan (originally effective upon the Company’s IPO) to increase the number of Class A ordinary shares available for the granting of awards to 50,000,000 Class A ordinary shares, effective as of August 18, 2025. These additional shares will be added to and made available for issuance pursuant to awards granted under the A&R Global Plan, in addition to the shares otherwise available under the Global Equity Incentive Plan in accordance with its terms.

Except as expressly set forth in the A&R Global Plan, all other terms and conditions of the plan remain in full force and effect. Capitalized terms used but not defined in this press release have the meanings given to them in the plan.

Financial Outlook

Based on currently available information, the Company expects total revenues for the third quarter of 2025 to be between $34 million and $36 million, representing year-over-year growth of 7.6% to 13.9%. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9 p.m. Eastern Time on August 18, 2025. Details for the conference call are as follows:

Event title: Agora, Inc. 2Q 2025 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/mqie27ct

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register-conf.media-server.com/register/BI34805eeee29742fa9d1c15fc2c582f52

Please visit the Company’s investor relations website at https://investor.agora.io on August 18, 2025 to view the earnings release and accompanying slides prior to the conference call.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months, excluding customers from Easemob. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. Shengwang excluded the revenues from certain end-of-sale products. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in conversational AI and Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat and interactive streaming into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading conversational AI and Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	June 30,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	40,327	27,083
Short-term bank deposits	35,429	168,327
Short-term financial products issued by banks	61,043	71,464
Short-term investments	3,032	2,787
Restricted cash	200	3,745
Accounts receivable, net	26,488	30,952
Prepayments and other current assets	9,899	22,593
Contract assets	121	1,099
Held-for-sale assets	831	-
Total current assets	177,370	328,050
Property and equipment, net	4,231	4,680
Construction in progress in relation to the headquarters project	59,255	44,486
Operating lease right-of-use assets	2,945	3,866
Intangible assets	352	611
Long-term bank deposits	188,501	35,500
Long-term financial products issued by banks	52,000	61,400
Long-term investments	31,542	40,710
Land use right, net	160,364	161,395
Other non-current assets	21,053	18,956
Total assets	697,613	699,654
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	11,988	12,965
Advances from customers	8,117	8,738
Taxes payable	1,224	2,210
Current operating lease liabilities	1,669	1,749
Payables for construction costs	13,824	12,834
Accrued expenses and other current liabilities	13,208	19,839
Total current liabilities	50,030	58,335
Long-term payable	3	1
Long-term operating lease liabilities	1,055	1,922
Deferred tax liabilities	52	92
Long-term borrowings in relation to the headquarters project	60,838	46,469
Advance in relation to the headquarters project	20,258	20,174
Total liabilities	132,236	126,993
Shareholders’ equity:

Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,144,702	1,144,238
Treasury shares, at cost	(82,031)	(72,739)
Accumulated other comprehensive loss	(12,582)	(12,257)

Accumulated deficit	(484,759)	(486,628)
Total shareholders’ equity	565,377	572,661
Total liabilities and shareholders’ equity	697,613	699,654

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2025	2024	2025	2024
Real-time engagement service revenues	33,716	33,138	66,389	65,360
Real-time engagement on-premise solution and other revenues	543	1,071	1,139	1,870
Total revenues	34,259	34,209	67,528	67,230
Cost of revenues	11,389	12,983	22,024	25,780
Gross profit	22,870	21,226	45,504	41,450
Operating expenses:
Research and development	13,976	18,141	27,994	36,280
Sales and marketing	6,521	6,270	12,756	13,084
General and administrative	6,039	8,228	12,277	16,608
Total operating expenses	26,536	32,639	53,027	65,972
Other operating income	548	304	702	780
Loss from operations	(3,118)	(11,109)	(6,821)	(23,742)
Exchange gain	85	110	156	65
Interest income	3,706	4,586	7,341	9,320
Interest expense	(1)	(105)	(6)	(165)
Investment income (loss)	797	(2,837)	1,485	(4,872)
Income (loss) before income taxes	1,469	(9,355)	2,155	(19,394)
Income taxes	(43)	(9)	(84)	(149)
Income (loss) from equity in affiliates	36	122	(202)	838
Net income (loss)	1,462	(9,242)	1,869	(18,705)
Net income (loss) attributable to ordinary shareholders	1,462	(9,242)	1,869	(18,705)
Other comprehensive income (loss):
Foreign currency translation adjustments	343	(738)	(326)	(1,078)
Total comprehensive income (loss) attributable to ordinary shareholders	1,805	(9,980)	1,543	(19,783)

Net income (loss) per ADS attributable to ordinary shareholders, basic and diluted
Basic	0.02	(0.10)	0.02	(0.20)
Diluted	0.01	(0.10)	0.02	(0.20)
Weighted-average shares used in computing net income (loss) per ADS attributable to ordinary shareholders, basic and diluted
Basic	370,332,857	373,103,149	373,734,048	372,644,910
Diluted	392,602,913	373,103,149	400,458,176	372,644,910

Share-based compensation expenses included in:
Cost of revenues	29	52	75	153
Research and development expenses	978	2,065	2,337	5,110
Sales and marketing expenses	210	294	424	597
General and administrative expenses	314	748	642	1,733

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income (loss)	1,462	(9,242)	1,869	(18,705)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation expenses	1,531	3,159	3,478	7,593
Allowance for current expected credit losses	1,332	2,557	3,016	4,848
Depreciation of property and equipment	525	930	1,117	1,938
Amortization of intangible assets	130	129	259	402
Amortization of land use right	848	858	1,697	1,716
Deferred tax expense	(20)	(20)	(41)	(62)
Amortization of right-of-use asset and interest on lease liabilities	540	688	1,078	1,348
Investment (income) loss	(797)	2,837	(1,485)	4,872
(Income) loss from equity in affiliates	(36)	(122)	202	(838)
Loss on disposal of property and equipment	2	17	3	15
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(572)	(3,284)	1,527	(7,791)
Contract assets	912	-	978	(29)
Prepayments and other current assets	474	(2,118)	15,291	(12,476)
Other non-current assets	(2,209)	(106)	(3,424)	7,140
Accounts payable	710	2,125	(810)	4,573
Advances from customers	(959)	(144)	(645)	357
Taxes payable	27	213	(991)	654
Operating lease liabilities	(587)	(759)	(1,159)	(1,642)
Deferred income	-	63	111	(194)
Accrued expenses and other liabilities	(3,665)	(5,336)	(4,847)	(7,761)
Net cash (used in) provided by operating activities	(352)	(7,555)	17,224	(14,042)
Cash flows from investing activities:
Purchase of property and equipment	(317)	(377)	(872)	(964)
Purchase of short-term bank deposits	(10,429)	(12,000)	(35,507)	(43,100)
Purchase of short-term financial products issued by banks	(5,070)	(20,091)	(15,348)	(20,091)
Proceeds from maturity of short-term bank deposits	20,077	51,098	178,404	74,241
Proceeds from maturity of short-term financial products issued by banks	13,429	-	36,442	10,029
Purchase of long-term bank deposits	(9,000)	(10,000)	(163,001)	(10,000)
Purchase of long-term financial products issued by banks	-	(3,400)	-	(9,400)
Purchase of construction in progress for the headquarters project	(3,472)	(4,199)	(13,753)	(10,977)
Disposal of property and equipment	4	49	30	56
Cash received from disposal of long-term investments	-	127	-	127

Refundable deposit received in relation to disposal of subsidiaries	-	-	4,410	-
Net cash provided by (used in) investing activities	5,222	1,207	(9,195)	(10,079)
Cash flows from financing activities:
Proceeds from long-term borrowings	3,507	4,310	14,134	11,054
Proceeds from exercise of employees’ share options	181	167	477	375
Deposit received in relation to headquarters project	-	-	-	19,280
Repurchase of Class A ordinary shares	(10,862)	(2,346)	(12,103)	(5,754)
Net cash (used in) provided by financing activities	(7,174)	2,131	2,508	24,955
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(10)	(98)	(838)	(141)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,314)	(4,315)	9,699	693
Cash, cash equivalents and restricted cash at beginning of period *	42,841	42,182	30,828	37,174
Cash, cash equivalents and restricted cash at end of period **	40,527	37,867	40,527	37,867
Supplemental disclosure of cash flow information:
Income taxes paid	33	1	73	109
Cash payments included in the measurement of operating lease liabilities	587	759	1,159	1,642
Right-of-use assets obtained in exchange for operating lease obligations	86	177	86	513
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	46	33	46	33
Proceeds receivable for dividend	110	-	110	-
Proceeds receivable for disposal	2,909	-	2,909	-
Payables for property and equipment	191	32	191	32
Payables for construction in progress in relation to the headquarters project	11,497	991	12,138	2,785
Payables for treasury shares, at cost	37	74	37	74
* includes restricted cash balance	230	280	3,745	280
** includes restricted cash balance	200	280	200	280